Alaska Silver Corp.

1500-1111 West Hastings St,
Vancouver, British Columbia V6E 2J3

Canada

September 29, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Michael Purcell

Re: Alaska Silver Corp. – Registration Statement on Form S-1 (File No. 333-290204)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-290204), as amended (the “Registration Statement”), of Alaska Silver Corp. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as is reasonably practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Dan Miller at (604) 630-5199.

Very truly yours,

Alaska Silver Corp.

By:	/s/ Christopher “Kit” Marrs
Name:	Christopher “Kit” Marrs
Title:	President and Chief Executive Officer